NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

OneSpaWorld Holdings Limited

2.	Name of Person Relying on Exemption:

Deep Field Asset Management LLC

3.	Address of Person Relying on Exemption:

9355 Wilshire Boulevard

Suite 350

Beverly Hills, CA 90210

4.	Written materials:

Attached hereto as an exhibit is a letter and press release issued by Deep Field Asset Management LLC to the shareholders of OneSpaWorld Holdings Limited, dated May 13, 2020. This material is being submitted pursuant to Rule 14a-6(g)(1).

Deep Field Asset Management LLC Issues Open Letter to OneSpaWorld Shareholders

Strongly Urges OSW Shareholders to Vote Against Highly Dilutive and Self-Interested Capital

Raise Recently Announced by OSW

While COVID-19 Crisis Has Clearly Challenged the Cruise Industry, Other Companies in Sector

Have Successfully Accessed Capital at Much Better Terms and Are Reportedly Seeing Positive Indicators

Believes that Proposed Transaction Inordinately Benefits Insiders, Including L Catterton, to

Detriment of All Shareholders

Sees Special Committee Evaluation as Fundamentally Flawed, Given that Four of the Five

Board Members who Formed the Committee are Buyers of this Transaction

BEVERLY HILLS, Ca., May 13, 2020 – Deep Field Asset Management LLC (“DFAM”), a Beverly Hills-based investment adviser of funds that beneficially own 1,745,487 shares of OneSpaWorld Holdings Limited (NASDAQ: OSW) (the “Company”), today issued a letter strongly urging OSW shareholders to reject the highly dilutive and self-interested capital raise announced by the Company on April 30, 2020. The letter explains why the contemplated transaction is unfair to the unaffiliated shareholders of OSW.

The full text of the letter is below:

May 13, 2020

Dear OSW Shareholders,

Deep Field Asset Management LLC (“DFAM”) is a Beverly Hills-based investment adviser of funds that beneficially own 1,745,487 shares of OneSpaWorld Holdings Limited (NASDAQ: OSW) (the “Company”). We believe that the capital raise announced by OSW on April 30, 2020 constitutes a highly dilutive and self-interested transaction that negatively impacts the non-insider shareholders of the Company. In considering whether to support this transaction, we ask you to consider the following points:

An Extraordinarily Dilutive Transaction Benefitting Insiders at the Expense of other Shareholders

Under the terms of the contemplated transaction, OSW will raise $75 million by selling 18.75 million shares at approximately $4.00 per share, along with five million free warrants struck at $5.75 per share, primarily to insiders (the “Insider Buyers”) with representation on the Board of Directors (the “Board”). These insiders include L Catterton Partners (via its subsidiary, Steiner Leisure Limited), the principals of Haymaker Acquisition Corporation (the original special purpose acquisition company which brought OSW public), and members of OSW management.

These terms are egregious and objectionable in that they primarily serve to benefit the insiders of OSW at the expense of the unaffiliated investing public.

The OSW Board claims that the value of the 18.75 million share stock sale reflects a “5% premium” to a 20-day volume weighted average price (“VWAP”) of OSW. This slight premium exists only because of the unreasonably lengthy 20-day period used in this calculation. We suspect the Board chose such a duration only because OSW put in its all-time low closing share price exactly 19 trading days before the transaction date. DFAM also believes that to create the perception of a modest premium, the OSW Board ignored the free incremental value of the warrants.

Valuing these warrants using a Black-Scholes model, Duff & Phelps advised the Board the effective price of the transaction was not $4.00 per share, but actually $3.55 per share, indicating in reality a 20% negative premium to the five-day VWAP and a 23% negative premium to the prior closing price. This information was not disclosed in the initial press release, but was only disclosed in the proxy filed on May 12.

Duff & Phelps’ fairness opinion further reflects that the discount to five-day VWAP we are asked to accept is roughly four times larger than the median discount at which comparable transactions typically take place. We fail to see how the OSW Board, much less an independent committee of directors, could approve such a skewed, dilutive transaction.

A Tremendously Flawed Process

It would be one thing if the OSW Board struck such a one-sided deal with a third-party after extensive due diligence and heated arm’s-length negotiations, and with the aid of a qualified and unconflicted financial advisor. We do not believe that is what happened.

First, why would the special committee of the OSW Board negotiate a capital raise with OSW insiders without conditioning the transaction on approval of a majority of unaffiliated shareholders?

The largest investment is being made by private equity firm L Catterton through its portfolio company Steiner Leisure, and much of the remaining investment is being made by members of management and the Board. L Catterton is represented on the OSW Board by L Catteron’s Managing Partner, Marc Magliacano. While Mr. Magliacano did the right thing by recusing himself from the Board’s discussion of the transaction, we were astonished to learn that four of the five Board special committee members are participating in this transaction!

This gives a new meaning to the word “special” in “special committee.” Special committees are formed at moments like these specifically to develop an unconflicted opinion on the merits of a transaction, but the special committee and close relatives of members of the special committee will be investing almost $4 million in the transaction, which represents an obvious conflict of interest.

Given that the Insider Buyers are likely to receive a substantial benefit from the contemplated transaction, DFAM has serious reason to doubt that the special committee ensured that the transaction is in the best interests of all shareholders. Such doubts could have easily been assuaged if the special committee conditioned the transaction on the affirmative vote of a majority of the unaffiliated shareholders of OSW. Indeed, had they abstained from the outcome of the shareholder vote, the Insider Buyers would have instilled confidence in the contemplated transaction’s fairness given that the OSW Board and the Insider Buyers would directly face the risk that the unaffiliated shareholders would vote down any lopsided terms. But there is no such condition. Instead, the special committee and the OSW Board ask the shareholders to trust them that this is the best deal that could have been negotiated with the Insider Buyers, who themselves arrive with approximately 20% of the vote committed.

Second, were no other possible financing alternatives available?

There is no doubt that COVID-19 has presented innumerable companies with unprecedented challenges, and raising capital does make sense for OSW to weather this storm. But unlike many prior crises, in this case the capital markets have remained quite open throughout the pandemic. In the cruise industry alone, billions of dollars have been injected into Carnival Corporation, Royal Caribbean Cruises, and Norwegian Cruise Line Holdings, for example.

DFAM has no reason to believe that alternative financing sources were unavailable, particularly at the end of April when this transaction was announced. Indeed, on March 10 DFAM expressed in a phone conversation its eagerness to participate in any capital raise OSW would need. DFAM reiterated this interest via email on April 3, expressly stating our interest in participating should the company need to raise capital. For a significant existing shareholder to explicitly demonstrate interest weeks prior to this financing and then not be contacted by the company or its financial advisors is evidence that a full and complete process for the best possible financing terms was not run.

As to the specifics of the deal even as announced, the “Background of the Private Placement” section of the proxy contains no discussion of Neuberger Berman Group LLC, a group which ultimately stepped in to participate for $10 million in this deal. When was Neuberger Berman brought into this deal? Was Neuberger Berman one of the firms which could have brought a superior proposal by bidding against this offer? If so, what terms did they offer before joining up with the Steiner Leisure offer? These questions remain unanswered because we do not know how, why, and when Neuberger joined up with the Insider Buyers.

Third, was the special committee’s process compromised by a conflicted adviser unprepared for leading an equity offering?

Nomura Securities International, Inc. was chosen as both financial adviser to the special committee and sole placement agent for the transaction. DFAM has examined Bloomberg-compiled data and found no evidence of Nomura appearing as “lead left” bookrunner of any public US equity offering of this size for an operating company going back at least five years. By choosing Nomura, the special committee from the outset appears to have unreasonably limited the potential sources for raising capital.

Even worse, Nomura is the bank that L Catterton has used to represent it in recent transactions. Indeed, Nomura advised L Catterton on selling Elemis to L’Occitane, and then also advised them when they sold OneSpaWorld to the Haymaker Special Purpose Acquisition Company in 2019!

We have serious concerns that Nomura was both ill-suited and too conflicted to advise the special committee in its evaluation of the contemplated transaction and potential superior alternatives. By relying on a placement agent and financial adviser with pre-existing ties to L Catterton, the thoroughness of the special committee’s exploration of alternative financing sources and its negotiation of the contemplated transaction is certainly questionable.

OSW Does not Need to Do this Deal, Under These Terms, at This Time

The current state of OSW is not so dire that the contemplated transaction should proceed at the expense of unaffiliated shareholders. The Company has already taken actions to shore up its financial condition. On March 24, OSW announced, for example, that it had closed all of its cruise ship spa facilities, all destination-based resort spas in the United States and the Caribbean, and a majority of destination-based resort spas in Asia. OSW further commenced efforts to repatriate or furlough its cruise or resort spa employees.

In announcing these and other actions on March 24, Leonard Fluxman, the executive chairman of OSW, stated that “With these actions, we believe we remain well positioned as business conditions stabilize buoyed by our strong leadership position, highly-efficient business model and global operating platform.” Then, on March 30 OSW filed its Form 10-K which did not include any “going concern” language, indicating that OSW had likely demonstrated to its auditors the ability to meet its liabilities for at least one year.

Based on the disclosures it made in conjunction with the deal announcement, it appears that OSW has at least three months’ (and probably more) liquidity available today. It is hard to believe that OSW’s position is so dire that OSW had no time to find an alternative proposal that is both superior to the contemplated transaction and would be in the best interests of all shareholders.

OSW Leadership and Insiders Have Gone to Great Lengths to Protect Themselves at Expense of Shareholders

This available liquidity means this deal does not have to be rushed through on an emergency basis. If there were a bona fide emergency, one might have expected OSW management and the members of the Board to create the cheapest liquidity of all by announcing voluntary (and temporary) pay reductions, as executives and directors at countless other companies impacted by COVID-19 have done. In fact, despite eliminating the dividend and furloughing thousands of workers, management and the OSW Board continue to be paid in full, as far as we know.

L Catterton (through Steiner Leisure) and Haymaker also took this opportunity to adjust the Deferred Shares Trigger Event in the original Business Combination Agreement dated as of November 1, 2018 (as amended, supplemented, or otherwise modified, the “BCA”). Under the BCA, Steiner Leisure and Haymaker agreed to receive a combined 6.6 million shares on the earlier of, among other dates, the first day when OSW shares saw a “5-Day VWAP” which was “equal to greater than $20.00” or 10 years following the company going public.

But now, L Catterton (through Steiner Leisure) would receive five million additional shares (the “Additional Shares”) upon the closing of the contemplated transaction. The OSW Board states it made this concession in return for Steiner Leisure backstopping a deal. But L Catterton already stands to receive approximately 80% of the shares to be issued under this deal. Why is OSW agreeing to unlock to L Catterton an additional five million shares, essentially to backstop itself?

With respect to Haymaker, it would now receive its deferred shares when, among other dates, the 5-Day VWAP crosses $10.50, or at worst two years after this deal closes. The OSW Board states it made these concessions to Haymaker and its principals “in order to align [their] incentives” as members of the OSW Board. But the original purpose of a 10-year vesting schedule was specifically to ensure long-term alignment. This new adjustment does not serve to align Haymaker with OSW’s unaffiliated shareholders for the long-term. Instead, it grants Haymaker the option to dump these shares in just two years – granting Haymaker the right to sell shares in less time than the “more than 24 month” runway for which the Board suggests it urgently needs to raise so much dilutive capital!

Interestingly, both of these adjustments in favor of the Insider Buyers and unrelated to the needs of OSW itself were not considered of any value by Duff & Phelps in evaluating the deal price. It is unlikely that the Insider Buyers negotiated for something of zero value – this represents real value that was not assessed in the fairness opinion, and an even larger true discount to the market price.

It could not be clearer that these actions are unnecessary giveaways that have nothing to do with any “emergency” facing the company. It seems that L Catterton and Haymaker decided to follow the famous advice to “never let a good crisis go to waste.” This is an ugly pattern, and one which could permanently constrain investor appetite for the shares of OSW.

Rejecting the Deal

Just two business days after the contemplated transaction was announced, Carnival Corporation, the company’s largest partner, announced it would resume limited sailings on August 1. News reports have suggested that since announcing these sailings, Carnival has seen daily bookings leap 600%. If anything, the forward outlook for our business is getting rosier as time passes.

As we stand today, less than two weeks after the capital raise was announced, the contemplated investment of $75 million is already worth tens of millions of dollars in gains to the Insider Buyers who ask for our vote. The right thing to do would be for management and the Board to tear up this insider scheme. If they decline to do so, then as shareholders we do not have to vote as though we are still in the darkest days of early April. We should not accept the sale of over 30% of our company to insiders at upwards of a 50% discount to today’s share price as a fair deal. We urge the shareholders of OSW to vote against the contemplated transaction.

Sincerely,

Jordan Moelis, Managing Partner, Deep Field Asset Management LLC

About Deep Field Asset Management LLC

Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $136 million in assets under management as of April 30, 2020. DFAM manages the Deep Field Opportunities Fund (“Fund”) a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.

IMPORTANT NOTICE: This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of May 13, 2020 and are subject to change at any time due to changes in market or economic conditions.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

DFAM is the investment adviser for funds that beneficially own 1,745,487 shares of OneSpaWorld Holdings Limited (OSW) as of May 13, 2020. Holdings are subject to change, and DFAM may buy shares of OSW or sell, including sell short, shares of OSW at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

DFAM is not soliciting proxies relating to the OSW shareholder meeting and does not have the authority to vote your proxy. DFAM urges OSW shareholders to vote against the proposed transaction.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

Dzacchei@sloanepr.com / JGermani@sloanepr.com